David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

December 13, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Mark P.Shuman, Branch Chief-Legal

Re:          Buckeye Oil & Gas, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 1, 2011
File No. 333-176729

Dear Mr. Shuman:

Buckeye Oil & Gas, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to its registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated November 30, 2011, with reference to Amendment No. 1 to the Company's registration statement on Form S-1 filed with the Commission on November 1, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.  We note from your response to prior comment 13 that you determined the guidance in Rule 4-10 of Regulation S-X does not apply to the company as you do not undertake exploration activities but rather provide financing for such activities with the intention of sharing in the revenues.  Although you conduct your activities via Farmout arrangements, please note that you are still required to comply with the guidance in Rule 4-10 of Regulation S-X.  In addition, you should comply with subpart 1200 of Regulation S-K. Please acknowledge your filing requirements and revise your disclosures accordingly.

 Response:   The Company has reviewed Rule 4-10 of Regulation S-X, and subpart 1200 of Regulation S-K, and has revised the disclosure in the Amended Registration Statement to include a production table , a table of exploratory and development activities and acreage information.

Risk Factors

“As long as we remain a smaller reporting company, we will be exempt from the auditor attestation requirements concerning managements' reports…”, page 20

2.   You represent that you will be required to include a report of your management on the effectiveness of internal control over financial reporting. Consistent with paragraphs (a) and (b) of Item 308 of Regulation S-K, revise to clearly indicate that you will not be required to evaluate the effectiveness of your internal controls over financial reporting until you file your second annual report.

Response:  The referenced risk factor has been revised in the Amended Registration Statement.

“Since our directors work for other natural resource exploration companies, their other activities for those other companies…”, page 15

3.   We refer to prior comment 5.  Please expand this risk factor to describe all conflicts that may arise as a result of management’s employment with other natural resource exploration companies.  The disclosure fails to address the risks to the company associated with any obligation of Mr. Dhinsa to present oil and gas related business opportunities to other entities. In this regard, we note the disclosure under the subcaption “Employees” on page 36 where you state that you have no way of knowing whether Mr. Dhinsa, if presented with an opportunity for a property, will decide to provide such opportunity to another company for which he provides consulting services.  We also note that you have not yet adopted a code of ethics. Your risk factors should discuss the most significant factors that make the offering speculative or risky.  See Item 503(c) of Regulation S-K.

Response:  The referenced risk factor has been expanded to disclose the potential conflict of interest with respect to business opportunities.

Description of Business, page 23

Farmout and Participation Agreement with Luxor, page 28

4.   We refer to prior comment 8.  You disclose that there is no arrangement among the four owners of Pioneer Marketing Group regarding their interests in the company.  In addition, you state in your response to this comment that, to your knowledge, none of your shareholders are shareholders of Luxor Oil & Gas.  Please unambiguously state whether Luxor and Pioneer are affiliated entities.

Response:    None of the shareholders of Pioneer are shareholders of Luxor nor are any members of the management or the Board of Directors of Pioneer members of management or the Board of Directors of Luxor. Also, neither Luxor Oil & Gas, Inc. nor Pioneer Marketing Group, Ltd. are affiliates of the Company or of each other.

Description and Location of the Luxor Properties, page 33

5.   Please provide the disclosure required by Items 1205 and 1208 of Regulation S-K.  With respect to the well located on the Valhalla property, we note that you have installed a new pump and the well was brought back on-line on October 18, 2011.  To the extent this well has produced any oil or natural gas; you should include the disclosure required by Item 1204 of Regulation S-K.

Response:  The disclosure has been amended to include a production table, a table of exploratory and development activities and acreage information  with respect to the well located on the Valhalla property as required by Items 1204, 1205 and 1208 of Regulation S-K.

6.   In addition, please revise to clarify whether the wells you have drilled are currently categorized as “dry” or “productive.”  See Item 1205(b) of Regulation S-K.  In this regard, we note that you have provided funding for the drilling of the wells on both properties with the well on the Valhalla property having been completed in August 2011.

Response: The disclosure has been revised to state that the Valhalla well is productive and the Spirit Rycroft well is expected to be productive upon the installation of surface equipment and pipeline.

7.   As a related matter, tell us whether you have earned any interests to date in the “Farmout” and/or “Right of First Refusal” lands as defined in the Farmout Agreement. To the extent that you have not earned any interests, tell us what remains to be accomplished prior to your earning an interest in these properties.

Response:  The Company has earned its 28% interest with respect to the Valhalla Property. The Company has not earned any interests to date with respect to the Spirit Rycroft Property.  In order to earn its interest in the Spirit Rycroft Property a pipeline will need to be constructed and brought on-line.  Once that process is completed and the Company has funded its portion of the pipeline, the Company will have earned its interest in the Spirit Rycroft property.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

General

8.   Please tell us your consideration to include a discussion of the company’s critical accounting policies, where the nature of the estimates and assumptions used in the application of such policies is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change. In this regard, it appears at a minimum, your accounting policies for oil and gas property payments and exploration costs and impairment of long-lived assets would meet this criteria.  We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: Critical accounting policies disclosure has been added to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Amended Registration Statement.

Liquidity and Capital Resources, page 41

9.   Please explain further the terms of the Participation Agreement entered into between Buckeye Canada and Pioneer Marketing Group. Specifically address the company’s obligations should Pioneer fail to fund its portion of the drilling costs and the potential impact on your liquidity and results of operations should such an event occur.

Response:  The disclosure has been expanded to further explain the terms of the Participation Agreement with Pioneer Marketing Group, Ltd., including the Company’s obligations should Pioneer fail to fund its portion of the drilling costs and the potential impact on the Company’s liquidity and results of operations.

Notes to Consolidated Financial Statements

Note 8.  Subsequent Events, page 59

10.  In your response to prior comment 14 you state that the subsequent events footnote has been revised in accordance with our comment, however, it is unclear where you made such revisions.  As previously requested, revise to disclose the date through which subsequent events have been evaluated, and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to ASC 855-10-50-1.

Response: The subsequent events note, note 8, to the May 31, 2011 audited financial statements had been amended to include the date through which subsequent events have been evaluated and states that date as the date the financial statements were issued.

Please address any further questions or comments to the undersigned at the above-referenced telephone and facsimile numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Pol Brisset